Exhibit 99.2

TSAKOS ENERGY NAVIGATION LIMITED

THREE MONTHS ENDED MARCH 31, 2010

Results of operations – management discussion & analysis

Three months ended March 31, 2010 versus three months ended March 31, 2009

(Percentage changes are based on the full numbers in the accompanying financial statements)

Voyage revenues

Voyage revenues from vessels were $104.7 million during the quarter ended March 31, 2010 compared to $126.3 million during the quarter ended March 31, 2009, a decrease of $21.6 million or 17.1%. The decrease was primarily due to a softer freight market compared to the previous year’s first quarter caused by the slow down of trading activity as a result of the world-wide economic crisis exacerbated by increasing vessel supply, oil production cutbacks and rising oil inventories. The decrease in revenue was only modestly off-set by a small increase in the number of vessels by the equivalent of 0.6 vessels or, in terms of days available for trading, an increase of 53 days compared to the same quarter in 2009. The average number of vessels during the first quarter 2010 was 46.6 compared to 46.0 in the first quarter of 2009. Since the beginning of 2009 to March 31, 2010 the Company took delivery of the newly designed aframaxes Ise Princess and Asahi Princess and sold the suezmaxes Pentathlon and Decathlon and the aframax Parthenon.

As a consequence of the slow down of trading activity, revenue earned per vessel on average within the first quarter of 2010 was lower than the previous year’s first quarter, even though strong signs in the recovery of the crude tanker sector began to appear during this year’s first quarter. The average daily revenue per vessel for the quarter, after deducting voyage expenses (time charter equivalent or TCE, see definition below) was $20,708 per day compared to $27,495 for the previous year’s first quarter. The number of days utilized in profit-share arrangements totaled 1,965 compared to 2,069 in the first quarter of 2009. The number of days employed on spot and contract of affreightment fell to 793 from 907, and while there were no vessels in a pool during the first quarter of 2009, there were 528 operating days on pool voyages in the first quarter of 2010. Operating days on pure time-charter without profit share fell by 229 days between the two first quarters. This new alignment of employment arose as a result of the expiration of previous time-charters within 2009 and our decision then to obtain employment in contracts of affreightment and pools in anticipation of securing more lucrative time-charters in the near future, when the economic environment was expected to be less volatile.

Average daily TCE rate earned for the three month periods ended March 31, 2010 and March 31, 2009 were as follows:

	Three months ended March 31,
	2010	2009
	$	$
LNG carrier	46,000	45,922
VLCC	30,833	30,744
Suezmax	28,223	37,157
Aframax	21,526	29,477
Panamax	14,660	22,609
Handymax	11,398	20,368
Handysize	16,118	18,633

TCE is calculated by taking voyage revenue less voyage costs divided by the number of operating days. We do not deduct commission, as commission is payable on all types of charter. In the case of the bare-boat charter, we add an estimate of operating expenses of $10,000 per day in order to render the bare-boat charter comparable to a time-charter.

Time charter equivalent revenue and TCE rate are not measures of financial performance under U.S. GAAP and may not be comparable to similarly titled measures of other companies. However, TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping industry performance despite changes in the mix of charter types (i.e. spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods. The following table reflects the calculation of our TCE rate for the period presented (amount in thousands of U.S. dollars, except for TCE rate, which is expressed in U.S. dollars and available days):

	Three months ended March 31,
	2010	2009
Voyage revenues	$104,673	$126,311

Less: Voyage Expenses	(19,448)	(15,088)
Add: Representative operating expenses for bareboat charter ($10,000 daily)	900	900

Time charter equivalent revenues	$86,125	$112,123

Divided by: net earnings (operating) days	4,159	4,078
Average TCE per vessel per day	$20,708	$27,495

The earnings of product carriers on profit-sharing arrangements were only at or slightly above the fixed minimum rate, which helped protect the overall income stream as actual market rates were below our fixed minimums. Those aframaxes and suezmaxes on profit-sharing arrangements earned amounts above the minimum rate, but lower compared to prior year’s first quarter rates on profit-sharing arrangements. For two VLCCs and two panamaxes on six-month profit-sharing arrangements, only the minimum guaranteed rates were accounted for until profit-share determination is performed in the second quarter. This affected the first quarter revenue accounted for La Prudencia and La Madrina, Maya and Andes.

Total utilization (total days that the vessels were actually employed as a percentage of total days in the period that we owned or controlled the vessels) achieved by the fleet in the first quarter, 2010 was 99.2% compared to 98.5% for the first quarter of 2009. The days lost in 2010 relate to the dry-docking of Didimon, repairs performed on Propontis and off-hire on Hesnes as the vessel was enroute to the Far East for delivery to its new owners which to place on April 8, 2010. In the first quarter of 2009, lost days included repairs to Opal Queen and off-hire on Victory III.

Commissions

Commissions amounted to $4.0 million, or 3.8% of revenue from vessels, during the quarter ended March 31, 2010, compared to $5.1 million, or 4.0% of revenue from vessels, for the quarter ended March 31, 2009. The overall decrease was due to reduced revenues and changes in employment of several vessels to employment contracts, especially pool arrangements, on which lower commission was charged.

Voyage expenses

Voyage expenses include costs that are directly related to a voyage, such as port charges, agency fees, canal dues and bunker (fuel) costs. They are borne by the Company in the case of spot market single voyages or for voyages under contract of affreightment. Otherwise, in the case of time-charters and bare-boat charters they are borne by the charterer, or, in the case of vessels in a pool, by the pool operators. Voyage expenses were $19.4 million during the quarter ended March 31, 2010, compared to $15.1 million during the prior year’s first quarter, a 28.9% increase.

Although voyage expenses are highly dependent on the voyage patterns followed, part of the change between quarters can usually be explained by changes in the total operating days the fleet operated on spot charter and contract of affreightment. However, the number of days that vessels were employed on these types of charter in the first quarter of 2010 actually decreased by 12.6% compared to the first quarter of 2009. The increase in voyage expenses, therefore, is explained mainly by the cost of bunker (fuel), which in the first quarter of 2010 accounted for nearly 59% of total voyage expenses, compared with 53% of total voyage expenses in the prior year’s first quarter, increasing in line with a significant increase in the price of oil since the first quarter of 2009.

Charter hire expense

Charter hire expense incurred during the first quarter of 2010 amounted to $0.5 million relating primarily to the suezmax Decathlon which was sold in February to a third-party buyer and immediately time-chartered back to us (with the new name Nordic Passat) for a limited period in order to continue its existing charter obligations of the Company. It is expected to be redelivered to its new owners at the end of May 2010. A handysize product carrier was also time-chartered in order to cover the charter obligations of Didimon while that vessel was in dry-dock. No vessels were chartered-in during the first quarter of 2009. The Company has no immediate plans to further charter-in vessels and therefore does not expect to incur charter hire expense for the foreseeable future.

Vessel operating expenses

Vessel operating expenses include crew costs, maintenance repairs and spares, stores, lubricants, insurance and sundry expenses such as tonnage tax, registration fees and communications costs. They are borne by the Company for all vessels of the fleet except for the one vessel on bare-boat charter (Millennium). Total operating costs were $34.5 million during the quarter ended March 31, 2010 as compared to $37.9 million during quarter ended March 31, 2009, a decrease of 8.9%, despite a similar sized fleet and despite a weaker dollar than in the equivalent period of 2009 (most of our vessel officers being paid in Euro), due to cost savings in certain expense categories as described below.

Vessel operating expenses per ship per day for those vessels in the fleet incurring operating expenses decreased to $8,414 for the quarter ended March 31, 2010 from $9,355 for the quarter ended March 31, 2009, a 10.1% decrease. There were reduced insurance costs and decreases in the categories of spares, repairs and lubricants. While a part of the decreases can be accounted for by reduced major repair activity, another part may be explained by the increased cooperation between our technical managers and the German owned ship management company Columbia ShipManagement Ltd., especially in respect of joint purchasing activities which we believe have resulted in a lower cost to us of lubricants and other supplies. As has been announced, Tsakos interests and the owners of Columbia ShipManagement Ltd, have agreed to jointly create a new ship management company in Greece to be known as Tsakos Columbia ShipManagement S.A.(TCM) which will, by July 2010, start to manage all the vessels owned by TEN and Tsakos private interests. The advantages expected to be derived from this partnership include extra purchasing power resulting in reduced prices for spares, stores and lubricants.

Depreciation

Depreciation was $21.6 million during the quarter ended March 31, 2010 compared to $23.0 million during the quarter ended March 31, 2009, a decrease of 6.2%. We depreciate our vessels on a straight-line basis over their estimated useful lives, after considering their estimated residual values, based on the assumed value of the scrap steel available for recycling after demolition. The assumed value of scrap steel for the purpose of estimating the residual values of vessels is calculated at $300 per lightweight ton. In assessing the useful lives of vessels, we have adopted the industry-wide accepted practice of assuming a vessel has a useful life of 25 years (40 years for the LNG carrier), given that all classification society rules have been adhered to concerning survey certification and statutory regulations are followed. In the latter part of 2009, five vessels met the criteria to be accounted for as held-for-sale at the year-end, as such they were included as current assets and any further depreciation ceased. Two of these vessels were delivered to their new buyers in the first quarter and a further two have since been sold. In addition, the net book value of the vessel Vergina II (together with the net book value of two other vessels which were considered as held-for-sale) was impaired and reduced to fair value thereby incurring a reduced depreciation charge henceforth. The combined impact of these actions resulted in a reduction of approximately $2 million to the quarterly depreciation charge, against which there was an extra charge resulting from the acquisition of new high value vessels.

Amortization of deferred charges

During the quarter ended March 31, 2010, amortization of deferred dry-docking charges was $1.4 million compared to $1.8 million during the quarter ended March 31, 2009. The reduction primarily related to the expensing against sales proceeds of the remaining unamortized deferred dry-docking charges on sold vessels. In addition, although there were eight new dry-dockings between March 31, 2009 and March 31, 2010, they mostly involved new smaller vessels for which only relatively small amounts of dry-docking related charges could be deferred, as compared to costs incurred in dry-docking larger older vessels.

Impairment

The carrying value of the Company’s vessels includes the original cost of the vessels plus capitalized expenses since acquisition relating to improvements and upgrading of the vessel, less accumulated depreciation. Carrying value also includes the unamortized portion of deferred special survey and dry-docking costs. The carrying value of vessels usually differs from the fair market value applicable to any vessel, as market values fluctuate continuously depending on the market supply and demand conditions for vessels, as determined primarily by prevailing freight rates and newbuilding costs.

In order to identify indicators of impairment, test for recoverability of each vessel’s carrying value and if necessary, measure the required impairment charges, management regularly compares each vessel’s carrying amount with the average of two fair market value assessments, as provided by two independent brokers. In the event that an indicator of impairment exists because a vessel’s carrying value is in excess of its fair market value, management estimates the undiscounted future cash flows to be generated by each of the Company’s vessels in order to assess the recoverability of the vessel’s carrying value. These estimates are based on historical industry freight rate averages for each category of vessel taking into account the age, specifications and likely trading pattern of each vessel and the likely condition and operating costs of each vessel. Economic forecasts of world growth and inflation are also taken into account. Such estimations are inevitably subjective and actual freight rates may be volatile. As a consequence, estimations may differ considerably from actual results.

While management, therefore, is of the opinion that the assumptions it has used in assessing whether there are grounds for impairment are justifiable and reasonable, the possibility remains that conditions in future periods may vary significantly from current assumptions, which may result in a material impairment loss Management performs tests on the value and future cash flows for the possibility of impairment on a quarterly basis.

In the event that the undiscounted future cash flows do not exceed a vessel’s carrying value, an impairment charge is required, and the vessel’s carrying value is written down to the fair market value as determined above. As vessel values are also volatile, the actual market value of a vessel may differ significantly from estimated values within a short period of time. Our tests do not indicate that an impairment charge is required for any particular vessel at March 31, 2010.

Management fees

The Company pays to Tsakos Energy Management Ltd. fixed fees per vessel under a management agreement between the companies. The fee pays for services that cover both the management of the individual vessels and of the enterprise as a whole. According to the amended management agreement (from January 2007), there is a prorated adjustment if at beginning of the year the Euro has appreciated by 10% or more against the U.S. Dollar since January 1, 2007, and an increase each year by a percentage figure reflecting 12 month Euribor, if both parties agree. As a consequence, from January 1, 2009 monthly fees for operating vessels increased from $23,000 to $23,700 and for operating vessels chartered out on bare-boat, from $17,000 to $17,500. From January 1, 2010, monthly fees for operating vessels increased from $23,700 to $24,000 and for operating vessels chartered out on bare-boat, from $17,500 to $17,700. Management fees totaled $3.3 million during the quarter ended March 31, 2010, only a 2.3% increase over the quarter ended March 31, 2009. Total fees include fees paid directly to a third-party ship manager in the case of the LNG carrier.

General and administrative expenses

General and administrative expenses consist primarily of professional fees, office supplies, investor relations, advertising costs, directors’ liability insurance, directors’ fees and travel-related expenses. General and administrative expenses were $1.0 million during the quarter ended March 31, 2010 compared to $1.5 million during the previous year’s first quarter, a decrease of 31.4% mainly due to reduced professional fees, promotional and office costs.

General and administrative expenses plus the management fees and the stock compensation expense (see below), represent the overhead of the Company. On a per vessel basis, daily overhead costs, the daily overhead was $1,139 for the first quarter of 2010, compared to $1,155 in the first quarter of 2009. Although there were considerable savings on general and administrative expenses, there was an increase in stock compensation expense due to a further issuance of grants as described below.

Stock compensation expense

As at March 31, 2010, 727,450 restricted share units (RSUs) had been issued to directors, officers and seafarers employed by the Company and to staff of the commercial and technical managers (who are considered as non-employees for accounting purposes), of which 311,650 had vested and 16,300 forfeited. The remaining outstanding RSU’s will vest at various dates until December 31, 2011. The amortization charge for RSUs awarded to directors, officers and seafarers is based on their fair value which is based on the Company’s share price on issuance of the RSUs. For non-employees, the amortization rate is based on the share price at the vesting date and therefore the valuation is adjusted quarterly in line with movements in the share price until the vesting date. The amortization charge (stock compensation expense) for the first quarter of 2010 amounted to $0.4 million compared to less than $0.1 million in the first quarter of 2009, primarily due to the issuance of 110,000 RSUs in June 2009.

Gain on sale of vessels

During the first quarter of 2010, the Company sold the aframax Parthenon for $39.5 million realizing a gain of $8.4 million, and the suezmax Decathlon for $51.5 million realizing a gain of $5.9 million. In the first quarter of 2009 there were no sales of vessels.

Operating income

Income from vessel operations was $33.0 million, (including gains on the sale of vessels amounting to $14.3 million,) during the first quarter 2010 compared to $38.9 million (with no gains on the sale of vessels) during the first quarter 2009, representing a 15.0% decrease.

Interest and finance costs

Interest and finance costs were $14.0 million for the first quarter of 2010 compared to $15.1 million for the quarter ended March 31, 2009, an overall 7.0% decrease. Loan interest in the first quarter 2010 decreased by 60.2% to $5.9 million from $14.7 million in the first quarter of 2009. The average balance of outstanding debt was approximately $1,484 million for the first quarter of 2010 compared to $1,507 million for the previous year’s first quarter and average loan interest rate fell to 1.6%. However, the average all-in loan finance cost in the first quarter of 2010, taking account of net swap interest paid, was 3.65% compared to 4.64% in the previous year’s first quarter. Interest paid on swaps amounted to $7.7 million in the first quarter 2010 compared to $2.8 million in the first quarter of 2009, mainly due to the fall in variable interest rates.

There was a non-cash negative net movement of $0.6 million in the fair value (mark-to-market) of the non-hedging interest rate swaps in the first quarter of 2010, compared to a positive movement of $1.2 million in the first quarter of 2009. As a result of the agreement to sell Hesnes, the interest rate swap relating to the loan which included the part financing of Hesnes became ineligible for special hedge accounting and was dedesignated as a result of which a part of the accumulated negative valuation relating to this swap amounting to $0.4 million was transferred from other comprehensive income to the income statement, and is included in the negative movement indicated above. In addition, the remaining part of the accumulated negative valuation related to this interest rate swap amounting to $6.9 million, will be amortized to earnings over the remaining life of the swap to 2014.

Also in the first quarter of 2010 there was a negative non-cash movement of $0.7 million on bunkers swaps entered into in March 2009, which do not qualify as hedging instruments, entered into in March 2009. This was offset by $0.7 million in actual cash received on the swaps in the first quarter 2010. In 2009, there was a positive movement of $0.9 million on these swaps and no cash was received or paid.

Capitalized interest is based on expenditure incurred to date on vessels under construction. In the first quarter of 2010, capitalized interest was $0.5 million compared to $0.6 million in the previous year’s first quarter, the reduction being due to the slightly smaller remaining new building program, two vessels having been delivered since the beginning of 2009. Although two further vessels were ordered, installment payments on these new orders began in the third quarter of 2009.

Amortization of loan expenses was amounted to $0.3 million in the first quarter of 2010 and $0.2 million in the first quarter of 2009.

Interest income

Total income derived from bank deposits was $0.6 million during the first quarter of 2010 and $1.3 million during the quarter ended March 31, 2009, the decrease being mainly due to the drop in interest rates between the two quarters.

Net income attributable to the noncontrolling interest

There is a noncontrolling interest of 49% in the subsidiary Mare Success S.A., which owns 100% of each of the companies that own the panamax vessels Maya and Inca. Income attributable to the noncontrolling interest in the first quarter 2010 amounted to $0.2 million compared to $0.8 million in the first quarter 2009, the reduction being primarily due to the fall in revenue generated by the two vessels because of the softer market. From January 1, 2009, noncontrolling interest (previously called minority interest) is included within equity in the consolidated balance sheet and income from the noncontrolling interest is deducted from net income on the income statement.

Net income attributable to Tsakos Energy Navigation Limited

As a result of the foregoing, net income attributable to Tsakos Energy Navigation Limited for the quarter ended March 31, 2010 was $19.5 million, or $0.52 per share, diluted, versus $24.5 million, or $0.66 earnings per share, diluted, for the quarter ended March 31, 2009.

Liquidity and capital resources

Liquidity requirements relate to servicing debt, funding the equity portion of investments in vessels, funding working capital and controlling fluctuations in cash flow. In addition, our newbuilding program and dry-docking schedule requires us to expend cash. Net cash flow generated by continuing operations is the main source of liquidity. Additional sources, apart from raising equity, include proceeds from asset sales and borrowings, although all borrowing arrangements to date have specifically related to the acquisition of vessels.

Given our cash holdings as at March 31, 2010 of $323.6 million and the number of vessels we have on time charter, we believe that, even if there is a further major and sustained downturn in market conditions, our financial resources are sufficient to meet our liquidity needs through January 1, 2011, taking into account both our existing capital commitments and the minimum debt service requirements.

Working capital (non-restricted net current assets) amounted to approximately $174.4 million at March 31, 2010, compared to $158.5 million as at March 31, 2009. Non-restricted cash balances at March 31, 2010 were $323.6 million compared to $338.0 million at March 31, 2009.

Net cash provided by operating activities was $20.0 million in the quarter ended March 31, 2010 compared to $51.2 million in the previous year’s first quarter, because the operational results in the first quarter of 2010 were lower compared to the operational results of the first quarter 2009 due to the softer market.

Expenditure incurred for dry-dockings for survey purposes, which are deferred and amortized to expense over the period from the dry-docking to the date of the next scheduled dry-docking, is deducted from net income to calculate cash generated by operating activities. In the first quarter of 2010, an amount of almost $0.5 million was expended on the dry-docking of Didimon, while no payments were made on survey work in the first quarter of 2009.

Net cash provided by investing activities was $50.0 million for the quarter ended March 31, 2010, compared to net cash used in investing activities of $1.6 million for the quarter ended March 31, 2009. In the first quarter of 2010, net funds for improvements on existing vessels amounted to $0.1 million. In the equivalent period of 2009, net funds paid for improvements of vessels amounted to $0.6 million. In the first quarter of 2010, the vessels Parthenon and Decathlon were sold generating $89.4 million, while in the first quarter of 2009, there were no sales of vessels.

In the first quarter of 2010, advances for vessels under construction amounted to $39.3 million compared to $1.0 million in the first quarter of 2009. There were a total of four vessels on order as at March 31, 2010 and four on order as at March 31, 2009. The aframax Sapporo Princess was delivered in April 2010 and the second aframax to be delivered in 2010, Uraga Princess, will be delivered in July. The final two are suezmaxes to be delivered in 2011. The contract price of these two suezmaxes was renegotiated at the beginning of 2010 and a reduction of $2.5 million each was achieved in return for an acceleration of installment payments. As a result, $16.0 million each was paid as installments for these newbuildings within the first quarter 2010. A further $5.9 million was paid on the second aframax. In total, $178 million was remaining to be paid at March 31, 2010, of which $42.9 million was paid in April for the Sapporo Princess utilizing new debt of $40 million and a further $42.9 million is to be paid on the Uraga Princess in July, mostly with newly arranged debt. For the suezmaxes, a further $32.4 million will be paid in 2010 and $60.2 million in 2011. We are in discussion with banks as to the part financing of these two suezmaxes.

Net cash used in financing activities was $42.6 million in the quarter ended March 31, 2010, compared to $23.8 million during the quarter ending March 31, 2009. No new debt was drawn down as there were no vessel deliveries in the first quarter of 2010 or 2009. There were loan repayments of $22.7 million and a prepayment of $28.5 million on the sale of the Parthenon in the first quarter of 2010, compared to $21.3 million repayments in the first quarter of 2009.

Total debt outstanding decreased from $1,503 million at the beginning of the first quarter 2010 to $1,451 million by the quarter end. The debt to capital (equity plus debt) ratio was 61.0% at March 31, 2010 (or 54.9% on a net of cash basis). No new interest rate swaps were arranged during the first quarter. Interest rate swap coverage on outstanding loans was approximately 61%.

The more significant of the financial covenants included in the bank loan agreements are the requirements to maintain an agreed upon minimum liquidity, a minimum hull value per vessel as compared with the outstanding loan of such vessel and to maintain a (leverage) ratio of debt to net assets (adjusted by the fair value of vessels) less than 70%. Non-compliance with any of these covenants could result in a default under our credit agreements, requiring the Company to prepay the amount required to redress the default. The most significant risk in the current economic environment has been the decline in vessel values which, more recently has shown indications of abating. However, were the decline to continue, it could eventually lead to non-compliance in respect of the minimum hull value to loan requirement and the leverage ratio on one or more of our loans. At March 31, 2010, the Company was compliant with the financial covenants included in all of the bank loan agreements.

There were no repurchases of stock in the first quarter of 2010, whereas in the first quarter of 2009, 231,100 shares were repurchased as treasury stock under a pre-set plan at a cost of $3.8 million. In the first quarter of 2010, 660,206 shares were issued out of Treasury Stock, raising $11.4 million, as part of the “at-the-market” equity offering program which was initiated in December 2009.

A final dividend of $0.30 was declared for the fiscal year 2009, which was paid on April 29, 2010 and amounted to $11.4 million. A first dividend of $0.30 for the fiscal year 2009 had been paid on October 30, 2009, which totaled $11.0 million. The dividend policy of the Company is to pay, depending on cash availability and requirements, between 25% and 50% of the net income in any given year, payable in two installments, the first prior to the end of the year based on expected earnings and cash requirements, and the final portion in the early part of the following year based on final earnings and cash requirements.